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For Immediate Release

BCE announces the purchase through private agreements of
10.3 million common shares under its normal course issuer bid

MONTRÉAL, March 30, 2009 – BCE Inc. (TSX, NYSE: BCE) today announced that it will purchase for cancellation 10.3 million of its common shares pursuant to private agreements with arm’s-length third-party sellers. The common shares so purchased will be counted towards the 40 million common shares that BCE is entitled to repurchase for cancellation under its normal course issuer bid approved on December 19, 2008.

Such purchases will be made pursuant to issuer bid exemption orders issued by the Autorité des marchés financiers du Québec and the Ontario Securities Commission, as applicable, and will take place by way of several transactions to be effected pursuant to the terms of the applicable orders, which provide that such purchases shall occur prior to May 31, 2009. The price that BCE will pay for the common shares purchased by it under such agreements will not exceed the prevailing market price of BCE’s common shares on the Toronto Stock Exchange at the time of each purchase.

About BCE
BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Operating under the Bell and Bell Aliant brands, the Company’s services include Bell Home Phone local and long distance services, Bell Mobility and Solo Mobile wireless, high-speed Bell Internet, Bell TV direct-to-home satellite and VDSL television, IP-broadband services and information and communications technology (ICT) services. BCE shares are listed in Canada and the United States. For corporate information on BCE, please visit www.bce.ca. For Bell product and service information, please visit www.bell.ca.

Media inquiries:
Jacques Bouchard
Bell Media Relations
514-391-2007, 1-877-391-2007
jacques.bouchard1@bell.ca

Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
514-870-4619
thane.fotopoulos@bell.ca